06011380

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

21st February 2006

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2006
WASH., D.C. 185 SEC

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Joint Announcement dated 21 February 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED
MAR 0 7 2006
THOMSON
FINANCIAL

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

新世界信息科技有限公司*
New World TMT Limited
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0301)

JOINT ANNOUNCEMENT

PRIVATISATION OF NEW WORLD TMT LIMITED BY NEW WORLD DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

SANCTION OF THE SCHEME BY THE GRAND COURT EFFECTIVE DATE CESSATION IN DEALINGS IN AND WITHDRAWAL OF LISTING OF THE SHARES

Financial Adviser to New World Development Company Limited

Standard Chartered

Standard Chartered Bank (Hong Kong) Limited

A copy of the order of the Grand Court, issued under Section 86 of the Companies Law, after the Scheme was sanctioned by the Grand Court and the reduction of the share capital of NWTMT was confirmed by the Grand Court on Monday, 20 February 2006 (Cayman Islands time), was delivered to the Registrar of Companies in the Cayman Islands for registration on the same day (Cayman Islands time). Accordingly, the Scheme became effective on Monday, 20 February 2006 (Cayman Islands time).

An application for cessation in dealings in and withdrawal of the listing of the Shares on the Stock Exchange was made to the Stock Exchange. The last day for dealings in the Shares on the Stock Exchange was on Tuesday, 14 February 2006. The listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Tuesday, 21 February 2006. Cheques for payment of the Cancellation Price are expected to be despatched on or before Thursday, 2 March 2006.

INTRODUCTION

This announcement is made further to the document dated 16 December 2005 sent by NWTMT to the Shareholders in relation to the Proposal (the "**Scheme Document**") and the joint announcement dated 13 January 2006 made by NWD and NWTMT in respect of, inter alia, results of the Court Meeting and the Extraordinary General Meeting. Terms defined in the Scheme Document have the same meanings when used in this announcement.

SANCTION OF THE SCHEME BY THE GRAND COURT

The directors of NWTMT wish to announce that the Scheme as approved at the Court Meeting was sanctioned without modification by the Grand Court on Monday, 20 February 2006 (Cayman Islands time).

EFFECTIVE DATE OF THE SCHEME

The directors of NWD and the directors of NWTMT jointly announce that a copy of the order of the Grand Court, issued under Section 86 of the Companies Law after the Scheme was sanctioned without modification by the Grand Court and the reduction of the share capital of NWTMT was confirmed by the Grand Court on Monday, 20 February 2006 (Cayman Islands time), was delivered to the Registrar of Companies in the Cayman Islands for registration on the same day (Cayman Islands time). Accordingly, the Scheme became effective on Monday, 20 February 2006 (Cayman Islands time).

CESSATION IN DEALINGS AND WITHDRAWAL OF LISTING

An application for cessation in dealings in and withdrawal of the listing of the Shares on the Stock Exchange was made to the Stock Exchange. The last day for dealings in the Shares on the Stock Exchange was on Tuesday, 14 February 2006. The listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Tuesday, 21 February 2006.

DESPATCH OF CHEQUES FOR PAYMENT UNDER THE SCHEME

In accordance with the terms of the Scheme, cheques for payment of the Cancellation Price are expected to be despatched on or before Thursday, 2 March 2006 to the Scheme Shareholders whose names appeared on the Register at 5:00 p.m. on Monday, 20 February 2006.

By Order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World TMT Limited
Richard Poon
Company Secretary

Hong Kong, 21 February 2006

As at the date of this announcement, the board of directors of NWD comprises: (a) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the NWTMT Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the NWTMT Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the NWTMT Group) misleading.

As at the date of this announcement, the board of directors of NWTMT comprises: (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. WONG Chi-Chiu, Albert and Dr. WAI Fung-Man, Norman; (ii) non-executive directors: Mr. Wilfried Ernst KAFFENBERGER (alternate director to Mr. Wilfried Ernst KAFFENBERGER: Mr. YEUNG Kun-Wah, David), Mr. FU Sze-Shing, Mr. LEE Sean, Sammy and Mr. LAI Hing-Chiu, Dominic; and (iii) independent non-executive directors: Dr. LAM Man-Kit, Dominic, The Honourable SHEK Lai-Him, Abraham and Mr. KONG Chi-How, Johnson.

The directors of NWTMT jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the NWD Group (except the NWTMT Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the NWD Group (except the NWTMT Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the NWD Group (except the NWTMT Group)) misleading.

* *For identification purposes only.*